SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces dividend payment, change to its buyback program and ratification of its Board of Directors”

Mexico City, April 5, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV] [LATIBEX: XAMXL], announces that its shareholders approved, among other matters:

Dividend

The payment of a dividend of MXP$0.30 (Thirty peso cents) per share, payable (i) in cash; (ii) series “L” shares of AMX; or (iii) a combination thereof, according to the election of each shareholder. The dividend will be payable in two installments of MXP$0.15 (Fifteen peso cents), to each of the shares of its capital stock series “AA”, “A" and "L" (and includes the preferred dividend correspondent to the series “L” shares). AMX will make public an information statement describing the terms and conditions for this dividend.

Buyback Program

The allocation of an amount equal to MXP$3,000,000,000.00 (Three billion pesos) as its buyback program for the April 2017 – April 2018 period.

Board of Directors

To ratify the current members of AMX’s Board of Directors, Executive and Audit and Corporate Practices Committees, Corporate Secretary and Corporate Pro-Secretary, as set forth below:

Board of Directors:

Carlos Slim Domit (Chairman)
Patrick Slim Domit (Vice Chairman)
Carlos Bremer Gutiérrez
Louis C. Camilleri
Antonio Cosío Pando
Arturo Elías Ayub
Pablo Roberto González Guajardo
Daniel Hajj Aboumrad
David Ibarra Muñoz Rafael
Moisés Kalach Mizrahi
Juan Antonio Pérez Simón
María José Pérez Simón Carrera (Alternate Director)
Carlos Slim Helú
Luis Alejandro Soberón Kuri

Ernesto Vega Velasco
Oscar Von Hauske Solís

Alejandro Cantú Jiménez (Corporate Secretary)
Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee:

Carlos Slim Domit (Chairman)
Daniel Hajj Aboumrad
Patrick Slim Domit

Audit and Corporate Practices Committee:

Ernesto Vega Velasco (Chairman)
Carlos Bremer Gutiérrez
Pablo Roberto González Guajardo
Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact